

May 18, 2023

Jing Tang
Chief Financial Officer
Able View Global Inc.
Room 1803, Shanghai International Building
511 Weihai Road, Jing'an District
Shanghai
China

> **Re: Able View Global Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed April 28, 2023**
> **File No. 333-270675**

Dear Jing Tang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 28, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4 Filed April 28, 2023

Questions and Answers About the Proposals, page 29

1. We note your response to comment 4. Please explain to us why you believe presenting the "total pro forma equity value post-redemption" measure provides meaningful information to an investor. Please also explain to us why it is reasonable to value Able View Global Inc.'s common stock using the redemption price of HMAC Public Shares.

<u>Summary of Financial Information, page 136</u>

2.   We note your response to comment 34 from our letter dated January 26, 2023, and we reissue in part. Now that financial data is available for the year ended December 31, 2022, please revise this section to discuss whether and how performance for the fiscal year ended December 31, 2022 has differed compared to estimated results and explain the reason(s) for any differences in performance.

<u>Index to Consolidated Financial Statements, page F-1</u>

3.   We note your response to comment 5. We continue to believe that you should include audited financial statements for Able View Global Inc. pursuant to Item 14(h) of Form F-4. If Able View Global Inc. has been in existence less than a year and has not yet commenced operations, you may instead include an audited balance sheet that is no more than nine months old.

<u>Able View Inc. Consolidated Statements of Cash Flows, page F-26</u>

4.   Please reconcile the amounts reported as change in amount due from related parties, change in amount due to related parties, current, advances to a related party, collections of advances from a related party, borrowings from related parties, and repayment of short-term borrowings to related parties on the statement of cash flows for 2022 to the changes in the related balance sheet line items on page F-23 and the disclosure under Note 11 on page F-42.

   You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Chen